Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax CEO, Neil Barua, on the Road to Going Public &

Field Service Management Industry

By Jarrett Banks

Software company ServiceMax plans to merge with Pathfinder Acquisition Corp. (Nasdaq: PFDR), a special-purpose acquisition company. Exec Edge sat down with CEO Neil Barua to find out more about the field service management industry and going public.

Exec Edge: What does ServiceMax do and what kind of companies do you work with?

ServiceMax is the leader in asset-centric field service management. We enable the servicing and availability of complex equipment across mission-critical industries like healthcare, manufacturing, construction, oil & gas and utilities. Every second, a work order is processed using our technology. For us, it's never been just about the products; it's about what our customers gain, whether that's more productive equipment, more efficient technicians, great customer experience or perhaps most importantly, increased revenue. The knowledge that comes with more than 10 years of experience has enabled us to help hundreds of companies around the world.

Our mission is to help our customers keep the world running with our asset-centric field service management software. When it comes to who we work with we have hundreds of customers across the globe, representing more than a dozen industries. Our customers range in size from the largest global brands - Philips, Sony, Bayer, Pitney Bowes - to mid-sized organizations looking to grow their service businesses and outshine the competition.

Exec Edge: Could you talk more about your technology and what Innovation looks like for the field service management industry?

Our technology was born in the cloud and features mobile forward asset-centric applications and software. Our mobile apps and cloud-based software solutions provide a complete view of assets to our customers' field service teams. By optimizing field service operations, our customers across all industries can better manage the complexities of service, support faster growth, and run more profitable, outcome-centric businesses. Over 200 million work orders have been processed on the ServiceMax platform, by hundreds of thousands of technicians, in more than 90 countries around the world so far. Our approximately 350 customers with over 300,000 licenses, or seats, use our platform to service tens of millions of work orders a year.

When we look at innovation in our industry, it's responding to the massive shift to cloud and mobile applications. As more and more of the workforce is remote or on-the-go, having a mobile forward approach to technology is the only way to stay ahead. Advanced technologies like cloud and Al are also key to our business as the ability to access data and applications anywhere and automating basic tasks to free up field agents save our customers both time and money.

Exec Edge: How has the COVID-19 pandemic affected the field service management industry overall? How has it affected your business?

Like many industries, the field service management industry had to deal with a remote workforce and supply chain issues following the initial phase of the pandemic and lockdowns. However, field service management is essential to keep the world running and we were able to help our customers by utilizing mobile applications and cloud technology to help keep their assets working continuously in any environment. The applications and solutions we offer to our customers allow them to make sure that the gets done, especially during times like the COVID-19 pandemic.

Exec Edge: Silver Lake has a majority stake in Service Max and you have a strong relationship with both Salesforce and GE as well. What do these relationships mean for ServiceMax and what kind of benefits do they deliver for your business?

Anytime you can be associated with blue-chip, global companies like Silver Lake, Salesforce and GE, you know you are doing something right. To have the backing and investment from these three organizations means a lot for ServiceMax and validates our business model and technology.

Since Silver Lake acquired a majority stake in our company from GE in 2019, they have worked with our management team and put us in a position to complete this business combination and become a public company. I do want to clarify, however, when we become a public company these three companies will remain investors. We consider these companies strategic partners and we look forward to working with them in the future.

Exec Edge: You recently entered into a SPAC merger agreement with Pathfinder Acquisition Corp. Why did you decide to go the SPAC route over a traditional IPO?

We decided to go public through a business combination with a SPAC for several reasons, chief among them being the speed to market aspect and the ability to bring established public market veterans onto our board following the merger. The time is ripe for ServiceMax to become public as companies realize that they can't expect frontline workers to do their jobs without giving them the software and tools to do so. We're seeing a strong tailwind off the back of this realization and need to move now to capitalize on the growing $9B market opportunity in front of us.

Exec Edge: You also announced the acquisition of LiquidFrameworks at the same time as your SPAC merger. What does that acquisition mean for the company?

Our acquisition of LiquidFrameworks enables us to expand our field service management solutions to meet the unique challenges of the energy sector. While ServiceMax already has a foothold in the oil & gas sector the acquisition of LiquidFrameworks will accelerate our ability to claim an even larger share. Market conditions have forced the oil and gas industry to become more capital efficient and oilfield service providers must transform their legacy field operations management processes to digital systems. For example, field technicians working long rotations on an offshore platform with limited connectivity are still responsible for delivering service to the customer along with operating new digital systems aimed at maintaining assets, improving productivity, and growing revenue. The acquisition of LiquidFrameworks will allow us to meet the demand for digital service execution in this industry faster. Combining ServiceMax's modern field service platform with LiquidFrameworks' industry expertise better equips us to provide oil and gas companies with the tools they need to ensure consistent, reliable service, and maximize asset performance.

Exec Edge: What's next for ServiceMax? Will anything change once you become a public company?

Becoming a public company on the Nasdaq will allow us to scale to meet the evolving demands of our customers and focus on innovating within our industry. I will continue to run the company and we will continue to operate as ServiceMax. We are also currently in the process of making key hires and getting our company ready for our transition from private to public.

When we look at what's next we will continue to invest to capture what we see as an attractive and growing market. In a lot of cases this will be organic growth and include more deeply penetrating our current markets, expanding our partner network, expanding into new emerging markets and continuing our track-record of product innovation. And where it makes sense, we'll evaluate M&A to further accelerate our growth.

Contact:

Jarrett Banks, Editor-at-Large

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax relating to, among other things, the future prospects of the business and plans for the growth of the business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the business combination or the consummation of the business combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Additional Information

In connection with the business combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.